Exhibit 99.4

   Annual Information Form

     For the year ended December 31, 2020

     Dated: March 31, 2021

Table of Contents

Annual Information Form	2

Meaning of Certain References	2

Glossary	2

Non-GAAP Measures	2

Forward-Looking Information	3

Corporate Structure	5
Name, Address and Incorporation	5
Intercorporate Relationships	5
Affiliated Physicians Groups	6

General Development of the Business	7
Three-Year History	7

The Business	8
Overview of Akumin	8
Business Model	8
Outpatient Diagnostic Imaging Centers	9
Future Growth	10
Seasonality	10
Competition	10
Compliance and Internal Controls	10
Employees	11
Environmental and Corporate Responsibility	12

Risk Factors	12

Dividends and Distributions	28

Description of Capital Structure	29
Common Shares	29
Preferred Shares	29

Market for Securities	30
Trading Price and Volume	30

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	31

Directors and Officers	31
Ownership Interest	32
Cease Trade Orders	32
Bankruptcies	32
Penalties or Sanctions	33
Conflicts of Interest	33

Audit Committee	33
Audit Committee	33
Pre-Approval Policies and Procedures	34
External Auditor Service Fees	34

Legal Proceedings and Regulatory Actions	35

Interests of Management and Others in Material Transactions	35

Transfer Agent and Registrar	35

Material Contracts	35

Interests of Experts	36

Additional Information	36

Appendix A – Audit Committee Charter	A-1

AKUMIN INC.   |   Annual Information Form   |   2020       1

Annual Information Form

Meaning of Certain References

Unless otherwise noted or the context requires:

a)

all references in this annual information form (the “Annual Information Form”) to the “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries and other consolidating entities, on a consolidated basis, as of the date hereof;

b)	all references to “$” are to United States dollars; and

c)	all references to “federal” refer to the departments and agencies of the federal government of the United States of America.

Certain terms used in this Annual Information Form are defined under “Glossary”.

Glossary

Certain terms used in this Annual Information Form have the following meanings:

“Common Shares” means the common shares in the capital of the Company.

“Control” means: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other person or persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such person are held, directly or indirectly, by or solely for the benefit of the other person or persons; and “Controls” and “Controlling” shall be interpreted accordingly.

“Fiscal 2019” refers to the 12-month period ended December 31, 2019 of the Company.

“Fiscal 2020” refers to the 12-month period ended December 31, 2020 of the Company.

“Shareholders” means the holders of Common Shares.

Non-GAAP Measures

This Annual Information Form refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States Generally Accepted Accounting Principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We also believe that securities analysts, investors and other interested parties frequently use non-GAAP measures in the evaluation of issuers.

AKUMIN INC.   |   Annual Information Form   |   2020       2

Our management uses non-GAAP measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to Shareholders before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

See “Non-GAAP Measures” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2020, which section is incorporated by reference herein, for a reconciliation of these non-GAAP measures to the relevant reported measures calculated in accordance with GAAP.

Forward-Looking Information

This Annual Information Form contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this Annual Information Form include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of our directors and executive officers.

AKUMIN INC.   |   Annual Information Form   |   2020       3

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisition;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate (including the adverse impact of the SARS-coV-2 (“COVID-19”) pandemic on the Company).

The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate, and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of the Company to differ materially from the results, performance, achievements or developments expressed or implied by forward-looking statements that are contained in this Annual Information Form. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, demand for the Company’s services, the introduction of competing entities or services, other competitive pressures, the regulatory environment, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect: the Company’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favorable terms, or at all; and the health and safety of the Company’s employees.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Information Form in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

AKUMIN INC.   |   Annual Information Form   |   2020       4

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster, public health epidemic or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this Annual Information Form by the foregoing cautionary statements.

Corporate Structure

Name, Address and Incorporation

Akumin Inc. is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”). The Company was formed on August 12, 2015 through the amalgamation of Elite Imaging Inc. (“Elite Imaging”) with 2473241 Ontario Inc. (“2473241”). 2473241 was incorporated under the OBCA on June 30, 2015. Elite Imaging was incorporated under the OBCA on September 23, 2013 as “Tristate Canadian Holdings Inc.” and changed its name to Elite Imaging Inc. on September 17, 2014. Elite Imaging subsequently changed its name to Akumin Inc. pursuant to articles of amendment filed on March 22, 2017.

Our Canadian registered office is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, Canada M5S 1S4. Our corporate head office is located 8300 W. Sunrise Blvd, Plantation, Florida, United States of America 33322. Our toll-free telephone number is 1-800-730-0050.

Our website is www.akumin.com. Information contained on our website does not constitute a part of this Annual Information Form.

Intercorporate Relationships

The Company’s principal subsidiaries, their corresponding jurisdictions of incorporation, continuance, formation or organization, as the case may be, and the percentage of voting securities in such subsidiaries which are beneficially owned by the Company as of the date of this Annual Information Form are set forth in the table below:

Name of Subsidiary	Percentage Interest held Directly or Indirectly by Akumin	Jurisdiction of Incorporation/Formation
Advanced Diagnostic Group, LLC	100%	Florida
Advanced Diagnostic Holdings, LLC	100%	Delaware
Advanced Diagnostic Resources, LLC	100%	Florida
AFO Imaging, Inc.	100%	Florida
Akumin Corp.	100%	Delaware
Akumin FL, LLC	100%	Florida
Akumin Florida Holdings, LLC	100%	Florida
Akumin Health Illinois, LLC	100%	Illinois
Akumin Holdings Corp.	100%	Delaware
Akumin Imaging Texas, LLC	100%	Texas
Imaging Center of West Palm Beach LLC	100%	Florida
LCM Imaging, Inc.	100%	Florida
Phoenix Imaging, LLC	60%	Wyoming

AKUMIN INC.   |   Annual Information Form   |   2020       5

Name of Subsidiary	Percentage Interest held Directly or Indirectly by Akumin	Jurisdiction of Incorporation/Formation
PMI Partners, LLC	100%	Texas
Preferred Imaging at Casa Linda Plaza, LLC	100%	Texas
Preferred Imaging at the Medical Center, LLC	100%	Texas
Preferred Imaging HEB, LLC	100%	Texas
Preferred Imaging of Amarillo, LLC	57%	Texas
Preferred Imaging of Austin, LLC	100%	Texas
Preferred Imaging of Corinth, LLC	100%	Texas
Preferred Imaging of Denton, LLC	100%	Texas
Preferred Imaging of Fort Worth, LLC	100%	Texas
Preferred Imaging of Frisco, LLC	100%	Texas
Preferred Imaging of Garland, LLC	100%	Texas
Preferred Imaging of Grapevine/Colleyville, LLC	100%	Texas
Preferred Imaging of Irving, LLC	100%	Texas
Preferred Imaging of McKinney, LLC	100%	Texas
Preferred Imaging of Mesquite, LLC	100%	Texas
Preferred Imaging of Plano, LLC	100%	Texas
Preferred Imaging on Plano Parkway, LLC	100%	Texas
Preferred Open MRI, LLC	100%	Texas
Premier Health Services, Inc.	60%	Illinois
Premier Open MRI, Inc.	60%	Kansas
Round Rock Imaging, LLC	100%	Texas
SyncMed, LLC	100%	Texas
TIC Acquisition Holdings, LLC	100%	Florida
Vista PEM Providers, LLC	100%	Texas

In addition, the Company, directly or indirectly, has exclusive management of the administrative and non-clinical affairs of the following affiliated physician groups (as defined below) and the table below sets forth their respective jurisdictions of incorporation or formation, as the case may be:

Name of Affiliated Physician Group	Jurisdiction of Incorporation/Formation
Delaware Open MRI Radiology Associates, LLC	Delaware
Elite Imaging, LLC	Florida
Elite Radiology of Georgia, LLC	Georgia
Jeanes Radiology Associates, LLC	Pennsylvania
Lebanon Diagnostic Imaging, LLC	Pennsylvania
Rittenhouse Imaging Center, LLC	Pennsylvania
Rose Radiology Centers, LLC	Florida
Wilkes-Barre Imaging, L.L.C.	Pennsylvania

Affiliated Physicians Groups

In some states, our Company is affiliated with medical practices organized in traditional practice group structures which operate certain of our imaging clinics. In accordance with applicable state laws, these affiliated practice groups are responsible for the provision of medical care to patients at the imaging centers operated by those affiliated practice groups. Most of our other imaging centers are organized as independent diagnostic testing facilities (“IDTFs”). Our affiliated practice groups are separate legal entities organized under state law generally as limited liability companies but could also be organized as business corporations, professional associations, professional corporations or partnerships. Each of our affiliated physician groups is owned by one or more licensed physicians affiliated with the Company through employment or another contractual relationship.

Our affiliated physician practices employ or engage radiologists and other medical professionals to provide clinical services at certain of our imaging centers. In most of our affiliated physician groups, the physicians who own the equity in the affiliated physician group have entered into a contractual relationship with the Company which provide for restrictions on the transfer of such equity interest.

AKUMIN INC.   |   Annual Information Form   |   2020       6

Further, many states have laws that prohibit or restrict the ability for business corporations, such as Akumin, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, or engaging in certain arrangements, such as fee splitting, with physicians. Considering these restrictions, we operate certain of our imaging centers by maintaining long-term administrative of management services contracts through our subsidiaries with affiliated physician groups. Under the terms of these services contracts, our subsidiary has been engaged as the exclusive manager and provider of the affiliated physician group’s administrative and non-clinical affairs. Subject to applicable state laws and other regulations, our subsidiary provides services as manager for the affiliated physician group, which services typically include billing patients and third-party payors, providing and maintaining medical equipment and procuring non-clinical staff and performing other back-office administrative services. Under the terms of our management agreements with the affiliated physician groups, Akumin, or its affiliate, is typically paid for its services based on the performance of the applicable affiliated physician group. Our subsidiaries do not represent that they offer medical services and do not exercise influence or control over the practice of medicine by the physicians employed or engaged by the affiliated physician groups.

General Development of the Business

Three-Year History

Acquisitions

West Florida Acquisition – On May 11, 2018, the Company acquired four diagnostic imaging centers in and around the Tampa, Florida area, and commenced operations on Florida’s west coast.

Texas Non-Controlling Interest Acquisition – On May 24, 2018, the Company, through an ownership interest held by its subsidiary Preferred Medical Imaging, LLC1 (“Akumin Texas”), acquired all of the outstanding non-controlling interests in seven of its existing Texas-based diagnostic imaging centers for an aggregate purchase price of approximately $21.6 million, of which approximately $17.9 million was paid in cash and the balance of approximately $3.7 million was paid by the issuance of Common Shares.

Rose Radiology Acquisition – On August 15, 2018, the Company acquired the assets of eleven diagnostic imaging centers operated by Rose Radiology Centers, Inc.2 (“Rose Radiology”) on Florida’s west coast for approximately $24 million. In connection with the acquisition, Akumin Corp. was appointed the exclusive manager of the administrative and non-clinical affairs of Rose Radiology.

Tuck-in Acquisitions – In two transactions which closed on November 1, 2018 and November 9, 2018, respectively, Akumin acquired one imaging center in central Florida from another seller and four imaging centers in south Florida from Diagnostic Professionals, Inc. and related parties. Akumin also completed tuck-in acquisitions of two separate imaging centers on April 1, 2019 and May 31, 2019.

Advanced Diagnostic Group Acquisition – On May 31, 2019, the Company, through its wholly owned indirect subsidiary, Akumin Corp., in contemporaneous transactions acquired Advanced Diagnostics Group (“ADG”), The Imaging Centers of West Palm and exclusive management of Elite Radiology of Georgia. As a result of the transactions (collectively, the “ADG Acquisitions”), Akumin Corp. acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC for a total purchase price of approximately $216 million, of which $25 million was satisfied by the issuance of Common Shares at a price of $4.00 per Common Share. Part of the purchase price for SFL Radiology Holdings, LLC was subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs and expenses. The Company filed a business acquisition report with respect to the ADG Acquisitions in Form 51-102F4 at www.sedar.com on August 22, 2019, a copy of which is also included as Exhibit 99.36 of our Form 40-F dated August 28, 2020 available at www.sec.gov.

[1]	Preferred Medical Imaging, LLC changed its name to Akumin Imaging Texas, LLC by Certificate of Amendment effective December 31, 2018.
[2]	Rose Radiology Centers, Inc. converted to a limited liability company, as Rose Radiology Centers, LLC, effective September 1, 2018.

AKUMIN INC.   |   Annual Information Form   |   2020       7

Southwest X-Ray Acquisition – On August 16, 2019, Akumin Texas acquired five diagnostic imaging centers located in and around El Paso, Texas from Southwest X-Ray, LP.

Other Tuck-in Acquisitions– From October, 2019 through January 1, 2020, the Company acquired four diagnostic imaging centers in Florida in two separate tuck-in transactions and one diagnostic imaging center in Illinois in a tuck-in transaction.

Financing

NASDAQ Listing – Effective September 3, 2020 the Company’s Common Shares commenced trading on the NASDAQ Capital Market Exchange (“NASDAQ”), in United States dollar denomination, and the Common Shares were delisted from the Toronto Stock Exchange (“TSX”) in United States dollar denomination effective September 8, 2020. As a result, the Common Shares have since traded in United States dollars on the NASDAQ and Canadian dollars on the TSX in both cases under the ticker, “AKU”.

Inaugural Bond Offering – The Company completed its inaugural bond offering on November 2, 2020 (the “Offering”), consisting of a private placement of 7.00% senior secured notes due 2025 having an aggregate principal amount of $400 million (the “Initial Notes”). The Company completed an additional offering on February 11, 2021 of a private placement of 7.00% senior secured notes, also due 2025, having an aggregate principal amount of $75 million (the “Additional Notes” and together with the Initial Notes, the “Notes”). The Notes are guaranteed, jointly and severally, on a senior secured basis by each wholly owned restricted subsidiary of the Company, including its affiliated practice groups. The Notes were sold in the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A of the Securities Act of 1933, as amended and were exempt from the registration requirements under the Securities Act of 1933, as amended. The proceeds from the Initial Notes were used predominantly to refinance the Company’s existing debt and the Company will use the proceeds of the Additional Notes for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt.

Revolving Credit Facilities – Contemporaneously with the closing of Offering, the Company entered into a revolving credit agreement with a syndicate of lenders comprised of BBVA USA, Barclays Bank PLC, and Citibank, N.A. (the “Lenders”), and certain subsidiaries of the Company, as guarantors, for a revolving credit facility with commitment of $55 million and the same maturity date as the maturity date of the Notes. Such maturity date may accelerate to 181 days prior to the maturity of the Notes in certain circumstances. The Company’s obligations under the revolving credit agreement are secured on a pari passu basis with the Company’s obligations under the Notes, and are similarly guaranteed, on a pari passu basis, jointly and severally by each wholly owned restricted subsidiary of the Company, including its affiliated practice groups. As of the date of this Annual Information Form, there is no amount drawn against the revolving credit facility.

The Business

Overview of Akumin

Akumin is a leading provider of outpatient diagnostic imaging services in the United States, with freestanding centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders, thereby reducing the need for unnecessary invasive procedures and contributing to lower costs and better outcomes for patients. Our imaging procedures include magnetic resonance imaging (MRI), computerized tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

Business Model

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for deep, long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local

AKUMIN INC.   |   Annual Information Form   |   2020       8

physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

We manage our business on the basis of one operating and reportable segment: outpatient diagnostic medical imaging services. We derive substantially all of our revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. For Fiscal 2020, we generated revenue from continued operations of approximately $251 million.

Note: Revenue, Adjusted EBITDA and Net Income (Loss) are recorded in ‘000s.

Outpatient Diagnostic Imaging Centers

As of December 31, 2020, we operated 127 outpatient diagnostic imaging centers in the United States spread across Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our outpatient diagnostic imaging centers offer diagnostic imaging for referring physicians, as well as diagnostic imaging related to personal injury protection. We provide a full range of medical imaging services, including MRI, CT, PET, ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

The following table shows the number of outpatient diagnostic imaging centers of Akumin as at each given date:

	As at Dec 31, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017

Number of Diagnostic Imaging Facilities	127	129	96	74

Over the course of Fiscal 2020, the Company permanently closed two centers in Texas, one center in Pennsylvania, and one center in Delaware, in addition to the acquisition of two individual centers, one in Illinois and one in Florida, on January 21, 2021. The operations of those closed centers were consolidated into neighboring centers. While the COVID-19 may have accelerated the closure of these centers, management views the closure of these centers as being in the ordinary course of operations.

AKUMIN INC.   |   Annual Information Form   |   2020       9

Future Growth

We have a strategic and thoughtful approach to growth that is focused on profitability over the long term.

Our planned growth will be comprised of organic growth as well as opportunistic acquisitions. We expect the near-term focus of our acquisition growth will be in the markets where we currently maintain a significant foothold.

Organic growth will be a combination of marketing and operational focus to increase patient volumes in our existing clinics as well as opening new clinics in our key markets. Additionally, where market demand subsists, we will consider adding modalities in centers that are currently only single or dual modality centers. We expect multi-modality centers to help diversify risk while contributing positively to our margins.

We also expect to focus on key geographic markets, such as Florida and Texas, and to build density within those markets to help us work closely with the insurance payors with whom we conduct business.

To attain growth and offer a competitive differentiator in key markets, we will also consider replacing or adding new technologies and equipment. While reimbursement rates may not change with newer equipment, we believe this strategy will offer us a market advantage which will ultimately lead to increased volumes. An example of this is our investment in 3D digital mammography, which is now being reimbursed by many of the large national insurance payors in addition to Medicare.

See “Forward-Looking Information” and “Risk Factors” of this Annual Information Form.

Seasonality

The seasonality in our business usually leads to somewhat lower first calendar quarter revenue and profitability from typically weaker utilization of services due to factors such as the annual reset of patient health insurance plan deductible amounts. Our business is also affected by the hurricane season which may impact our operations in coastal regions, particularly in Florida, albeit the Company seeks to mitigate disruptions as a result of hurricane damage through insurance coverage. Our geographic diversification across the Northeast, Southeast and Central United States helps to diminish such seasonality risks.

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our diagnostic imaging services. In each of the geographic regional markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our peer competitors include, among others: Radnet, Inc., Alliance Healthcare Services, Inc., SimonMed Imaging LLC and InSight Health Services Corp.

Compliance and Internal Controls

The Company is subject to a range of state and federal regulatory laws and statutes. Compliance and related internal controls are managed by the Company’s Chief Compliance Officer, who chairs the Company’s Compliance Committee. The Compliance Committee has oversight with respect to the following matters:

•

audit compliance in marketing, operations, billing, clinical, information technology, exclusions checks, human resources and quarterly compliance checks vis-à-vis the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HIPAA”). These audits encompass members of our leadership teams within these areas and provide information related to compliance with specific statutes, including the False Claims Act, the Anti-Kickback Statute, HIPAA,

AKUMIN INC.   |   Annual Information Form   |   2020       10

the federal physician self-referral prohibition commonly known as the “Stark Law” and the state equivalent of the Stark Law and other similar statutes. The Compliance Committee analyzes this information to recommend and implement solutions;

•

risk analysis for each of above areas (completed quarterly). This analysis focuses on regulatory compliance and is used for building the structure of audits for each area. Items identified are assigned scores which include likelihood of occurrence, resulting impact of occurrence and trending data for mitigating risk;

•

oversight to investigations and trends within compliance program (ongoing). The Chief Compliance Officer guides his team regarding investigations and, where appropriate, completes these investigations directly and reports findings to both the Compliance Committee and the Compliance Board;

•	review and modify policies and procedures, as needed (ongoing); and

•	review and modify company training (ongoing).

The Company’s compliance program also includes annual training for Compliance Committee members, a compliance hotline and compliance management software.

The Company’s internal controls for mitigating regulatory risk include:

•

policies and procedures which address specific compliance issues, including marketing, operations, and compliance with specific statutes such as the False Claims Act, the Anti-Kickback Statute, HIPAA, the Stark Law and other similar statutes;

•	training and education of employees on prevention of fraud and abuse, including with respect to HIPAA. One of the basic tools of this training is our Corporate Code of Conduct;

•	employee-specific training provided for different job titles within the Company to address risks pertaining to their role;

•	training provided to employees through our compliance management software platform which provides information including training reports for individual employees;

•

management of a company-wide compliance hotline. Employees are trained to use it any time they see or suspect compliance issues. This hotline is available via phone, email, and fax and employees can maintain complete anonymity without fear of retaliation;

•	having a Compliance Committee and a Compliance Board; and

•	having a Chief Compliance Officer and other compliance staff.

Employees

As at December 31, 2020, we had approximately 1,527 employees.

We employ site managers who are responsible for overseeing day-to-day and routine operations at each of our outpatient diagnostic imaging centers, including staffing, modality and schedule coordination, referring physician and patient relations and ordering of materials. Site managers report to regional directors, who are responsible for oversight of the operations of all outpatient diagnostic imaging centers within their region, including operations, marketing and contracting. The regional directors, along with our directors of contracting, marketing, facilities, management/purchasing and human resources all report to our Executive Vice President and Chief Operating Officer. Our Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary, General Counsel, Senior Vice Presidents and Chief Compliance Officer report directly to our President and Chief Executive Officer.

None of our employees are covered by a collective bargaining agreement, and we have had no labor-related work stoppages.

While our personnel have been impacted by the COVID-19 pandemic, we have not experienced any material shortage or impact on availability of our personnel as a result of COVID-19 infections.

AKUMIN INC.   |   Annual Information Form   |   2020       11

Environmental and Corporate Responsibility

Management seeks to keep individual and collective exposure to doses of radioactive materials and radiation sources “as low as reasonably achievable” (or “ALARA”). The ALARA approach focuses on actively seeking out methods to minimize radiation exposure.

In addition to having established written policies, procedures and instructions to foster the ALARA concept within the Company, we have a dedicated Radiation Safety Officer (“RSO”). The RSO performs quarterly and annual reviews and implements changes driven by regulatory or industry requirements.

Modifications to procedures, equipment and facilities that could reduce radiation exposure are considered and reviewed by the RSO with management annually. In addition to maintaining doses to individuals ALARA, the sum of the doses received by all exposed individuals are also maintained ALARA. The RSO reviews the results of personnel monitoring every quarter and addresses any increased levels.

Radioactive material licenses issued to Akumin are maintained by the RSO and reviewed by a contracted licensed medical physicist every quarter. The radioactive materials held by the Company for equipment calibration and patient use are of low level. None of our facilities release radioactive material into the environment. All radioactive waste is held for storage in-house and decayed to background level prior to disposal.

Our board of directors (“Board”) has also adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and monitors compliance through our Governance Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

Risk Factors

You should carefully consider each of the following risk factors, together with all of the information set forth in the Company’s public filings at www.sedar.com and www.sec.gov. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties that we are unaware of, or those we currently deem immaterial, may also become important and material factors that affect us. If any of the following risks and uncertainties develops into actual events, our business, financial condition, results of operations, cash flows, or prospects could be materially adversely affected.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

On January 31, 2020, the Secretary of U.S. Department of Health and Human Services (“HHS”) declared a national public health emergency due to a novel coronavirus. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a disease caused by this novel coronavirus, a pandemic. COVID-19 continues to spread throughout the United States and other parts of the world. The COVID-19 pandemic has and continues to affect our employees, patients, facilities, communities, and business operations, as well as the U.S. and Canadian economy and financial markets. As the COVID-19 crisis continues to evolve, the full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and liquidity will depend on future developments that are highly uncertain and cannot be accurately predicted. For example, we are not able to predict or control the severity or duration of the pandemic, including whether there will be additional waves, viral strains or exponential increases in the number of COVID-19 cases in areas in which we operate, the timing and availability of effective medical treatments and vaccines or the efficacy of public health controls.

AKUMIN INC.   |   Annual Information Form   |   2020       12

At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied. Imaging centers are healthcare facilities, which are generally considered to be essential services and are expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or referring physicians or individual actions, in response to containment or avoidance of COVID-19 could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for us to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in patient behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led to disruption of our business and volatility in the global capital markets. The United States government has taken steps to attempt to mitigate some of the more severe anticipated economic effects of the COVID-19 pandemic, including the passage of the United States Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Additionally, we have received certain funding and other relief under the CARES Act, as described more fully in the Company’s public disclosure. Nonetheless, no assurance that such types of measures and funding whether already enacted or to be enacted will be effective or achieve their desired results in a timely fashion, including as it relates to our business operations. Moreover, while we believe we are in compliance with the applicable terms and conditions of funding under the CARES Act, compliance-related guidance for the program remains in process, and we may face enforcement risk if we are found to have failed to comply with such terms and conditions.

If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements, supply chain disruptions or technology failures or limitations, our operations would be adversely impacted. We have already incurred and will continue to incur additional costs related to protecting the health and well-being and meeting the needs of our patients, employees, medical staff members and contractors. We expect to continue to incur additional costs, which may be significant, as we continue to implement operational changes in response to this pandemic. We may also face liability to the extent we receive claims from our employees, customers or related third-parties alleging exposure to COVID-19 in connection with our operations or at one of our facilities. In addition, we may be subject to a governmental enforcement action if we fail to comply with applicable health and safety regulations.

Our results of operations have been and will be negatively impacted by these developments. In addition, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways. Although social contact restrictions have eased across the U.S. and most states have lifted moratoriums on non-emergent procedures, some restrictions remain in place, and some states are re-imposing certain restrictions due to increasing rates of COVID-19 cases. Further, additional closings and restrictions on hours and services may occur for an unpredictable amount of time. In particular, we have significant operations in geographies that are deemed “hot spots” such as Florida and Texas, two of our major markets, that continue to experience increases in COVID-19 infections. Due to the concentration of our facilities in Texas and Florida, we are particularly sensitive to the increase in COVID-19 cases in those states, where the pandemic could have a disproportionate effect on our business. Given the many uncertainties and far reaching consequences of potential developments, we cannot ensure that the COVID-19 outbreak and the many related impacts will not require extended or additional imaging center closures and other disruptions to our business or will not materially and adversely affect our business, results of operations and financial condition in fiscal 2020 and beyond.

AKUMIN INC.   |   Annual Information Form   |   2020       13

Broad economic factors resulting from the current COVID-19 pandemic, including high unemployment and underemployment rates and reduced consumer spending and confidence, also affect our service mix, revenue mix payer mix and patient volumes, as well as our ability to collect outstanding receivables. Business closings and layoffs in the areas where we operate may lead to increases in the uninsured and underinsured populations and adversely affect demand for our services, as well as the ability of patients and other payers to pay for services rendered. Any increase in the amount or deterioration in the collectability of patient accounts receivable will adversely affect our cash flows and results of operations, requiring an increased level of working capital. In addition, our results and financial condition may be adversely affected by federal, state or local laws, regulations, orders, or other governmental or regulatory actions addressing the current COVID-19 pandemic or the U.S. health care system, which could result in direct or indirect restrictions to our business, financial condition, results of operations and cash flow.

Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional outpatient diagnostic imaging center acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition agreements that we believe are consistent with our business strategy. Risks in acquiring new outpatient diagnostic imaging centers include: (a) our ability to locate new centers that are attractive and complement our business; and (b) our ability to acquire these centers at attractive acquisition prices. We also face competition from other outpatient diagnostic imaging companies in acquiring outpatient diagnostic imaging centers, which makes it more difficult to find attractive products on acceptable terms. Accordingly, we may not be able to acquire rights to additional outpatient diagnostic imaging centers on acceptable terms, if at all. Further, we may not be able to obtain future financing for new acquisitions on acceptable terms, if at all. Our inability to complete acquisitions of additional outpatient diagnostic imaging centers could limit the overall growth of our business.

We experience competition from other outpatient diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for outpatient diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our outpatient diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our competitors include, among others: Radnet, Inc., Alliance Healthcare Services, Inc., SimonMed Imaging LLC and InSight Health Services Corp. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some physician practices have established their own outpatient diagnostic imaging centers within their group practices and compete with us. We are experiencing increased competition as a result of such activities, and if we are unable to successfully compete, our business and financial condition would be adversely affected.

Our failure to integrate the businesses we acquire successfully and on a timely basis could reduce our profitability.

We may never realize expected synergies, business opportunities and growth prospects in connection with our acquisitions. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met. In addition, our growth and operating strategies for a target’s business may be different from the strategies that the target company pursued prior to our acquisition. If our strategies are not the proper strategies, it could have a material adverse effect on our business, financial condition and results of operations.

AKUMIN INC.   |   Annual Information Form   |   2020       14

Our ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in physician referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, including in connection with voluntary or involuntary closures of physician offices in connection with the current, ongoing COVID-19 pandemic or the delay of other elective procedures for which our imaging services are required, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected.

Pressure to control healthcare costs could have a negative impact on our results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be required to refer diagnostic imaging tests to certain providers depending on the plan in which a covered patient is enrolled. In addition, managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If our contracted radiology practices lose a significant number of radiologists, our financial results could be adversely affected.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. In addition, competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our outpatient diagnostic imaging centers and our financial results could be adversely affected. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

Our facilities and the physicians employed by our contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with radiologists in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our outpatient diagnostic imaging equipment or for accidental contamination or injury from exposure to radiation. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all.

Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

AKUMIN INC.   |   Annual Information Form   |   2020       15

We may not be able to enforce claims with respect to the representations, warranties and indemnities that the sellers of any diagnostic imaging center we acquire have provided to us under the respective purchase agreements.

In connection with our acquisitions, the sellers have given certain representations, warranties and indemnities. There can be no assurance that we will be able to enforce any claims against those sellers’ breaches of such representations, warranties or indemnities. The sellers’ liability with respect to breaches of such representations and warranties and indemnities under the respective purchase agreement may be limited. Even if we ultimately succeed in recovering any amounts, we may temporarily be required to bear these losses ourselves.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete outpatient diagnostic imaging center acquisitions. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions.

We do not independently own all of our outpatient diagnostic imaging centers.

Healthcare laws and regulations in the United States may impact our ability to operate or own our outpatient diagnostic imaging centers, thereby necessitating the use of partnerships, joint ventures and other management services frameworks. The Company may be required to deal with such diverse operating or ownership frameworks. In addition, from time to time, the Company may decide to use cash to restructure its arrangements with fellow owners, managers or operators.

We may engage in litigation with our partners and contractors.

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand. Furthermore, existing and future legislation could subject us to additional litigation risk in the event we are required by such legislation to terminate or fail to renew a partner or contractor or not succeed in revising the contracts related to such relationships to comply with changes to legislation.

The regulatory framework in which we operate is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. Although we believe that we are operating in compliance with applicable federal and state laws, we cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into risk-sharing managed care arrangements.

AKUMIN INC.   |   Annual Information Form   |   2020       16

Failure to structure our operations in compliance with federal and state regulations, including anti-kickback, self-referral, false claims or other fraud and abuse laws, could result in substantial penalties.

We are directly or indirectly through the radiology practices with which we contract subject to extensive regulation by both the federal government and the state governments in which we and/or they provide services. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including our sales and marketing practices with referring physicians and our contractual arrangements with physicians and radiologists. Such laws include, without limitation:

•

the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare, state Medicaid programs and TRICARE. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of an applicable exception, prohibits a physician from making a referral for certain designated health services covered by the Medicare or Medicaid program, including diagnostic imaging services, if the physician or an immediate family member of the physician has a financial relationship with the entity providing the designated health services. The Stark Law also prohibits the entity furnishing the designated health services from billing, presenting or causing to be presented a claim for the designated health services furnished pursuant to the prohibited referral;

•

the federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute or the Stark Law constitutes a false or fraudulent claim for purposes of the False Claims Act; Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information by covered entities, such as health plans, healthcare clearinghouses and healthcare providers, as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information; state law equivalents of each of the above federal laws, including state anti-kickback, self-referral and false claims laws that apply more broadly to healthcare items or services paid by all payors, including self-pay patients and private insurers, that govern our interactions with patients or restrict payments that may be made to healthcare providers and other potential referral sources;

AKUMIN INC.   |   Annual Information Form   |   2020       17

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	laws relating to facility, practitioner and provider licensure;

•	laws relating to medical malpractice;

•	federal and state billing and claims submission and other insurance laws and regulations;

•

federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•	state laws governing reimbursement for diagnostic services related to services compensable under workers compensation rules.

Our sales and marketing practices with physicians and physician and other financial relationships within the Akumin organization, including amounts paid under our management services agreements, interpretation services agreements and all other financial arrangements involving Akumin, its intermediaries and potential referral sources or recipients may, notwithstanding our policies and procedures otherwise, result in violations of these laws. Our financial arrangements and our sales and marketing practice have been subject to regulatory scrutiny in the past and could be in the future. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act, including mandatory treble damages and significant per-claim penalties. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws.

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations and such laws and regulations may apply to businesses acquired from time to time by Akumin, in addition to Akumin’s business.

We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of applicable corporate integrity agreements.

Prior to our acquisition of Akumin Texas (as defined below), Preferred Imaging Centers, LLC (“PIC”), then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the U.S. Department of Justice (the “DOJ”) premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3.5 million to the U.S. government and entering into a corporate integrity agreement (“CIA”) with the Office of the Inspector General for the U.S. Department of Health and Human Services. PIC’s CIA expires June 29, 2021.

Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare and other federal programs for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included

AKUMIN INC.   |   Annual Information Form   |   2020       18

Rose Radiology paying $8.7 million to the U.S. government and entering into a CIA. Rose Radiology’s CIA expired December 29, 2020 and Rose Radiology is completing its reporting with respect to the final year of that CIA.

Material, uncorrected violations of the CIA could lead to our exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. In addition, we are subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 and $2,500 per day. We are also subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding our practices at our healthcare facilities and our compliance with federal regulations. The reports we provide in connection with the CIA could result in greater scrutiny by other regulatory agencies.

Given the broad powers of the DOJ and other federal agencies, there can be no assurance that the obligations of Akumin Texas and Rose Radiology pursuant to their respective CIAs, or otherwise, will not be expanded to cover all or a greater portion of Akumin’s operations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, suffer reputational harm and divert our management’s attention from the operation of our business.

We may from time to time become the subject of legal, regulatory and governmental proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

We may from time to time become a party to various legal, regulatory and governmental proceedings and other related matters. Those proceedings include, among other things, governmental investigations and lawsuits brought against us by third parties. In addition, we may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Addressing any investigations, lawsuits or other claims may distract management and divert resources, even if we ultimately prevail. Should an unfavorable outcome occur in some or all of any such current or future legal, regulatory or governmental proceedings or other such loss contingencies, or if successful claims and other actions are brought against us in the future, there could be an adverse impact on our results of operations, financial position and cash flows.

The healthcare industry has seen numerous ongoing investigations related to compliance, supervision and billing practices. From time to time, we detect issues of non-compliance with federal healthcare laws pertaining to claims submission and reimbursement payment practices, including compliance with supervision requirements, or financial relationships with physicians. We avail ourselves of various mechanisms to address potential overpayments arising out of these issues, including repayment of claims, rebilling of claims, and participation in voluntary disclosure protocols offered by Centers for Medicare & Medicaid Services (“CMS”) and the OIG. Under the federal False Claims Act, private parties have the right to bring qui tam, or “whistleblower,” suits against healthcare facilities that submit false claims for payments to, or improperly retain overpayments from, governmental payors. Some states have adopted similar state whistleblower and false claims provisions. Qui tam or “whistleblower” actions initiated under the civil False Claims Act may be pending but placed under seal by the court to comply with the False Claims Act’s requirements for filing such suits. As a result, they could lead to proceedings without our knowledge. Certain of our facilities and radiology practices have received and may receive, inquiries, civil investigative demands, or subpoenas from federal and state agencies. Governmental investigations, as well as qui tam lawsuits, may lead to significant fines, penalties, settlements or other sanctions, including exclusion from federal and state healthcare programs. We have been subject to civil investigative demands and investigations from time to time regarding our compliance with physician supervision requirements for MRI procedures and other diagnostic imaging tests as well as our sales and marketing practices and financial arrangements with physicians. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have an adverse effect on our business, results of operations, financial position and cash flows.

Federal and state privacy and information security laws are complex, and if we fail to comply with applicable laws, regulations and standards, or if we fail to properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, we may be subject to government or private

AKUMIN INC.   |   Annual Information Form   |   2020       19

actions due to privacy and security breaches, and our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of personally identifiable information and protected health information, including HIPAA, state data breach notification laws, state health information privacy laws, federal and state consumer protection laws and regulations and other data protection laws. New privacy legislation may create additional rights for consumers and impose additional requirements on businesses. As these laws and regulations increase in complexity and number, they may change frequently, sometimes conflict and increase our compliance efforts, costs and risks. If we fail to comply with applicable privacy and security laws, regulations and standards, properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

HIPAA establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, health care clearinghouses and certain health care providers, or “covered entities,” and their “business associates,” which are persons or entities that perform certain services for, or on behalf of, a covered entity that involve creating, receiving, maintaining or transmitting PHI. We are a covered entity under HIPAA and therefore must comply with its requirements to protect the privacy and security of health information and must provide individuals with certain rights with respect to their health information. If we engage a business associate to assist us in carrying out our health care operations, we must have a written business associate contract or other arrangement with the business associate that establishes specifically what the business associate has been engaged to do and requires the business associate to comply with the same requirements.

Penalties for violations of these laws vary. For instance, a single breach incident can result in findings of violations of multiple HIPAA provisions. Penalties for failure to comply with a requirement of HIPAA vary significantly, and include civil monetary penalties for each provision of HIPAA that is violated and, in certain circumstances, criminal penalties, including imprisonment and/or additional fines. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face additional fines and up to one-year imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. We have from time to time been subject to investigations by the Office for Civil Rights with respect to our HIPAA compliance. Responding to government investigations regarding alleged violations of these and other laws and regulations, even if ultimately concluded with no findings of violations or no penalties imposed, can consume company resources and impact our business and, if public, harm our reputation. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals’ health information.

Even when HIPAA does not apply, according to the Federal Trade Commission, or the FTC, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us. Further, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although there are limited exemptions for health-related information, including PHI maintained by a covered entity or a business associate, the

AKUMIN INC.   |   Annual Information Form   |   2020       20

CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Further, the California Privacy Rights Act (CPRA) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

Compliance with applicable data privacy and security laws, rules and regulations could require us to engage in costly compliance exercises, restrict our ability to collect, or use and disclose data. Each of these constantly evolving laws can be subject to varying interpretations. Failure to comply with U.S. data protection laws and regulations could result in government investigations and enforcement actions (which could include civil or criminal penalties), fines, private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we obtain information may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our internal computer systems, or those used by any of our third-party service providers, may fail or suffer security breaches, which may adversely affect our business, operations and financial performance.

Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks.

Despite the implementation of security measures, our facilities and systems, and those of our third-party service providers may be vulnerable to privacy and security incidents, cyberattacks, acts of vandalism or theft, computer viruses, coordinated attacks by activist entities, emerging cybersecurity risks, misplaced or lost data, programming and/or human errors, or other similar events that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive and/or proprietary data, including personal information or PHI. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business operations. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including HIPAA, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability.

AKUMIN INC.   |   Annual Information Form   |   2020       21

Our insurance policies may not be adequate to compensate us for the potential losses arising from such disruptions, failure, or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly, divert management attention, and harm our reputation.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances or other contractual or legal disputes.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties or if there arises a contractual or other legal dispute to which they are party, they may be unable to pay us for the equipment and services that we provide. A significant deterioration in general or local economic conditions, including in connection with the COVID-19 pandemic, could have a material adverse effect on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivable that we write-off, which would adversely affect our financial condition and results of operations.

We have significant liabilities which require us to generate sufficient cash flows from operations in order to make mandated payments of principal and interest.

We have incurred significant liabilities in connection with the acquisition of our current medical imaging centers. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these medical imaging centers to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

We face liquidity risks and may encounter difficulty raising funds to meet our financial commitments.

We are exposed to liquidity risk mainly with respect to our credit facilities. Although the Company seeks to ensure that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, there is no assurance sufficient liquidity is maintained. If our actual cash flows from operations differ significantly from our anticipated cash flows for these purposes, such as a result of the COVID-19 pandemic, we may have insufficient liquidity to meet our financial commitments.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

Healthcare systems are subject to ongoing legislative and regulatory reform in the United States and abroad, and certain of these proposals may affect reimbursement, coverage, and utilization of diagnostic imaging services. For example, in March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States.

Since its enactment, there have been judicial and Congressional efforts to modify or repeal the ACA. For example, the Tax Cuts and Jobs Act of 2017 includes a provision that entered into effect on January 1, 2019, that repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In December 2018, a U.S. district court held that the individual mandate was unconstitutional, which was upheld by the U.S. Court of Appeals for the Fifth Circuit. The Supreme Court of the United States granted certiorari on March 2, 2020, and held oral arguments in November 2020. It is unclear when a decision will be issued or how this decision, future litigation, other efforts to repeal and replace the ACA, and healthcare measures of the Biden administration will impact the ACA and our business.

In addition, there have been other legislative changes proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, resulted in reductions in payments to Medicare providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute,

AKUMIN INC.   |   Annual Information Form   |   2020       22

will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced CMS payments to several providers, including hospitals, further increased the presumed utilization of advanced diagnostic imaging services to a presumed rate of 90%, and increased the statute of limitations period for the government to recover Medicare overpayments to providers from three to five years.

We cannot predict which healthcare reform measures will be implemented or the full impact of current or future healthcare reform measures on our business. While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that some of the proposals made to date would result in millions of additional uninsured patients in the U.S. Additionally, U.S. lawmakers have suggested that, even if no formal legislation repealing or modifying the ACA is passed, they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes in the manner in which health care services in the U.S. are paid for and reimbursed by government and private payors could adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Almost all of our operations are located outside of Canada. Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We operate outpatient diagnostic imaging centers in some regions which are exposed to natural disasters, public health epidemics and other calamities.

Our outpatient diagnostic imaging centers are located in regions which are vulnerable to a variety of natural disasters, including hurricanes, earthquakes, flooding, wildfires, etc. We cannot ensure that our centers in these markets would survive a future hurricane, earthquake, flood, wildfire or other natural disaster. Similarly, we cannot ensure that we will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future. If a natural disaster or other event with a significant economic impact occurs in a region where we operate, such disaster or event could negatively affect the profitability of our business. A local, regional, national or international outbreak of a contagious disease, including the novel coronavirus known as COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, and changes to laws and other government actions implemented in response to such an illness, could decrease the willingness or ability of customers to patronize our centers, cause shortages of employees to staff our centers, interrupt certain supplies from third parties upon which the Company relies, restrict our ability to offer certain services and otherwise have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effect could be rapid and unexpected and it is unknown whether and how the Company may be affected if such an epidemic persists for an extended period of time.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We regularly review investment opportunities and, as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. In particular, financial insight into our previously acquired companies or financial due diligence in respect of potential targets may be limited in light of the availability of financial information. As a result, we may not realize the intended advantages of any given investment and may not identify all of

AKUMIN INC.   |   Annual Information Form   |   2020       23

the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

We may be subject to certain regulations that could restrict our activities and abilities to generate revenues as planned.

From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us. If we are unable to deliver our services in the efficient and effective manner that payors, physicians and patients expect, our revenue could substantially decrease.

Because we have high fixed costs, lower scan volumes per system could adversely affect our business.

The principal components of our expenses, excluding depreciation, consist of debt service, finance lease payments, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which could materially adversely affect our business.

We may be unable to effectively maintain our equipment or generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high use rates on our imaging equipment. Although we have an agreement with a third party equipment service provider pursuant to which such service provider maintains and repairs the majority of our imaging equipment, the agreement does not compensate us for loss of revenue when our systems are not fully operational and our business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, third party equipment service providers may not be able to perform repairs or supply needed parts in a timely manner, which could result in a loss of revenue. Therefore, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, or where our business or data is compromised on account of equipment malfunctions or a cybersecurity-related attack, our ability to provide services and to fulfill our contractual arrangements would be adversely affected and our revenue could decline.

Our inability to attract and retain qualified radiology technologists and key managerial and other non-medical personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the radiology and medical imaging field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm our business development programs and ability to manage day-to-day

AKUMIN INC.   |   Annual Information Form   |   2020       24

operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key personal life insurance on any of our employees.

Our policies regarding allowances for doubtful accounts may negatively impact our financial results in future fiscal periods.

We cannot ensure that our allowances for doubtful accounts will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held-for-trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, including the extreme market volatility in connection with the current COVID-19 pandemic, which could have a significant unfavorable effect on our financial position.

Some of our imaging modalities use radioactive materials which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we believe that we maintain liability insurance coverage consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our liability insurance.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our outpatient diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. In addition, federal legislation

AKUMIN INC.   |   Annual Information Form   |   2020       25

requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (as defined below) (which currently includes the American College of Radiology (“ACR”), the Intersocietal Accreditation Commission, RadSite and the Joint Commission). Our MRI, CT, mammography and other diagnostic equipment are accredited as necessary by RadSite, ACR, IAC, The Joint Commission or other recognized accreditation bodies. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For Fiscal 2019, approximately 14% of our revenue came from the Medicare and Medicaid programs. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole.

In addition to licensure and certification at the facility level, the radiologists providing professional medical services at our facilities are subject to licensing and related regulations by the states in which they provide services. As a result, we require the radiology groups with which we contract to require those radiologists to have and maintain appropriate licensure. Further, credentialing of physicians is required by our payors prior to commencing payment. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle and could negatively impact our ability to collect revenue from patients covered by Medicare.

Our management services arrangements with radiology practices and our professional services agreements with contracted radiologists or radiology practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

State laws in certain of the states in which we operate prohibit us from owning radiology practices, from exercising control over the clinical judgment of physicians and/or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may turn out. A component of our business has been to enter into management services agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. We structure our relationships with these radiology practices, including those managed following an acquisition by us of their non-clinical assets, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating prohibitions against fee-splitting. There can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed diagnostic imaging centers will not be challenged, and, if challenged, that they will not be found to violate applicable laws, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive from the operation of these centers and locations. Any of these results could jeopardize our business. We have structured the fees payable to our subsidiaries by our affiliated practice groups in such a manner that we believe complies with applicable federal, state and local laws. Although the relevant laws have been subject to limited judicial and regulatory interpretation, we believe that we are in compliance with applicable state laws in relation to the corporate practice of medicine. However, regulatory authorities or other parties may assert that despite these management arrangements between our subsidiaries and affiliated physician groups, we or our manager subsidiaries are engaged in the corporate practice of medicine or that the contractual arrangements with the affiliated physician groups constitute unlawful fee splitting or another violation of corporate practice of medicine rules. Should such an event occur, we or our affiliated physician groups could be subject to administrative, civil or criminal remedies or penalties, our management services contracts could be found to be legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements with our affiliated physician groups.

AKUMIN INC.   |   Annual Information Form   |   2020       26

Recently enacted and future federal legislation, regulatory changes or payment changes implemented by commercial payors could limit the prices we can charge for our services and/or the amount we are reimbursed for our services, which would reduce our revenue and adversely affect our operating results.

Our revenue is derived from a diverse mix of third-party payors, including private payors, managed care capitated payors and government payors. We derive a substantial portion of our revenue from direct billings to governmental healthcare programs, such as Medicare and Medicaid, and private health insurance companies and/or health plans, including but not limited to those participating in the Medicare Advantage program. For services for which we bill Medicare directly or indirectly, including through contracted radiologists, we are paid under the Medicare Physician Fee Schedule. Because governmental healthcare programs generally reimburse on a fee schedule basis rather than on a charge-related basis, we generally cannot increase our revenues from these programs by increasing the amount of charges for services. Any negative changes in governmental capitation or fee-for-service rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results.

Generally, commercial insurance companies reimburse us, directly or indirectly, including through the contracted radiology groups elsewhere, on the basis of agreed upon rates. These rates are negotiated and may differ materially with rates set forth in the Medicare Physician Fee Schedule for the particular service. The patients may be responsible for certain co-payments or deductibles.

Government and private payors have taken and may continue to take steps to control the cost, eligibility for, use, and delivery of healthcare services, including diagnostic imaging services, as a result of budgetary constraints, cost containment pressures and other reasons. For example, reimbursement by government payors for a number of diagnostic imaging procedures, including many that we or our managed radiology practices perform, has been materially reduced over the last number of years. Certain private payors have followed suit and reduced reimbursement for certain diagnostic imaging procedures. Given the recent history, we expect that reimbursement for certain diagnostic imaging services that we or our managed radiology practices provide, may be reduced in the future, which would adversely impact our business. Additionally, CMS and other payors are seeking to shift from a primarily fee for service reimbursement paradigm to a more value based model. We cannot predict what such changes will ultimately look like or how they may ultimately impact our business or financial performance, which creates significant uncertainty for our business.

There may be gaps in our insurance coverage relating to events which transpired prior to our acquisition of our centers in Pennsylvania and Delaware.

When we acquired the assets of our centers in Pennsylvania and Delaware on April 21, 2016, we also agreed to indemnify the physician-owned radiology practices which serviced those centers pursuant to management services agreements with those entities. The Company has not insured against risks which pre-date its acquisition of those centers and, as a result, it could be liable, without the benefit of insurance proceeds, for damages suffered as a result of complaints or other proceedings against those physician-owned radiology practices relating to events which transpired prior to April 21, 2016. These complaints could include actions for medical malpractice or wrongful death.

We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the U.S. and the rules of the TSX and NASDAQ substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial

AKUMIN INC.   |   Annual Information Form   |   2020       27

reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a material impact on our financial position, liquidity, and results of operations.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material impact on our financial position, liquidity, and results of operations. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could have a material impact on our financial position, liquidity, and results of operations.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material impact on our financial position, liquidity and results of operations.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

We are publicly listed on the TSX and have recently listed on NASDAQ. The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Volatility of current global economic or financial conditions

Current global economic or financial conditions have been subject to continued volatility. Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious diseases or viruses (including, most recently, COVID-19) and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to our operations which may be beyond the control of the Company, and which could adversely affect the availability of supplies and materials, labor, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates and other factors material to the Company.

Dividends and Distributions

Neither Akumin Inc. nor either of its predecessors has declared or paid any dividends on their Common Shares since the date of their amalgamation or incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The

AKUMIN INC.   |   Annual Information Form   |   2020       28

Board will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

Description of Capital Structure

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The following describes our issued and outstanding share capital as well as the material terms of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Common Shares

As at December 31, 2020, there were 70,178,428 Common Shares issued and outstanding as fully paid and non-assessable.

Those Common Shares issued and outstanding as of December 31, 2020 exclude 5,760,120 Common Shares reserved for issuance pursuant to 5,760,120 stock options outstanding as of December 31, 2020, of which, subject to vesting and the terms of the Company’s stock option plan, 2,025,268 stock options are exercisable at an exercise price of $0.50 and 2,070,000 stock options are exercisable at an exercise price of $3.74 and 1,664,852 are exercisable at an exercise price of $3.29.

If all stock options outstanding as at December 31, 2020 were vested and exercised, the Company would issue an additional 5,760,120 Common Shares, or 8.21% of our Common Shares issued and outstanding as of December 31, 2020, and the Company would receive $ $14,231,797. None of the stock options are transferrable prior to their exercise for Common Shares, except that stock options may, in accordance with the terms of their plans, be transferred to permitted assigns of the respective holder that are related to or controlled by such holder.

Subject to the rights of the holders of the preferred shares of the Company, if any, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

As at December 31, 2020, zero preferred shares were issued and outstanding.

Preferred shares may be issued by the directors of the Company at any time in one or more series. Subject to the provisions of the OBCA and our Articles, the Board may, by resolution, from time to time fix the number of shares in each series of preferred shares and determine the rights, privileges, restrictions and conditions attaching to each series, including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, the voting rights (if any), any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding up and any sinking fund or other provisions, the whole to be subject to filing an amendment to our Articles to create the series and altering our Articles to include the special rights or restrictions attached to the preferred shares of the series. If any preferred shares are issued and the directors determine those preferred shares are to have voting rights, the holders of those preferred shares will vote together with the holders of Common Shares at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.

AKUMIN INC.   |   Annual Information Form   |   2020       29

Market for Securities

Trading Price and Volume

The Common Shares are listed for trading on the NASDAQ and the TSX under the symbol “AKU”. The following tables show the monthly range of high and low prices per Common Share at the close of market on the NASDAQ and TSX, as well as total monthly volumes of the Common Shares traded on the NASDAQ and TSX under that symbol for Fiscal 2020:

NASDAQ Capital Market – Symbol: AKU (USD)3

Month (2020)	Low	High	Volume
September	$2.85	$3.25	1,344,262
October	$3.25	$3.74	3,707,500
November	$3.20	$3.74	1,825,111
December	$3.00	$3.29	1,558,689

Toronto Stock Exchange – Symbol: AKU (USD)4

Month (2020)	Low	High	Volume
January	$3.23	$3.72	2,115,104
February	$3.24	$3.75	2,101,884
March	$1.36	$3.40	2,214,933
April	$1.62	$2.32	397,749
May	$1.98	$2.22	261,365
June	$1.92	$2.40	1,149,853
July	$1.70	$1.99	470,296
August	$1.71	$2.99	2,764,577
September	$2.90	$2.99	175,400

Toronto Stock Exchange – Symbol: AKU.U (CAD)

Month (2020)	Low	High	Volume
January	$4.21	$4.81	1,086,277
February	$4.35	$4.98	578,921
March	$1.90	$4.44	583,566
April	$2.25	$3.21	338,187
May	$2.75	$3.05	226,075
June	$2.60	$3.36	711,895
July	$2.25	$2.77	406,762
August	$2.23	$3.80	651,270
September	$3.71	$4.35	765,904
October	$4.20	$4.88	506,580
November	$4.09	$4.86	1,654,536
December	$3.81	$4.24	405,400

[3]	The Common Shares commenced trading on the NASDAQ on September 3, 2020.
[4]	The Common Shares were de-listed from the TSX under the symbol “AKU.U” (in United States dollars) on September 8, 2020.

AKUMIN INC.   |   Annual Information Form   |   2020       30

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

To our knowledge, there are no Common Shares in escrow or subject to a contractual restriction on transfer as of December 31, 2020.

Directors and Officers

The name, province or state and country of residence of each director and officer of the Company, their respective positions and offices held with the Company and their principal occupation during the last preceding five years are shown below as of the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and Country of Residence	Current Office(s) with the Company	Office(s) Held Since	Principal Occupation During the Previous Five Years

Thomas (Tom) Davies(1)(2) Ontario, Canada	Director	2017	Executive Vice President, Remington Group, a real estate development and construction company.

Stan Dunford Ontario, Canada	Director, Chair	2017	President and director of Republic Live, Inc.; previously Chairman and Chief Executive Officer of Contrans Group Inc.

Murray Lee(1)(2) Alberta, Canada	Director, Lead Director	2017

Vice President, Finance of a privately held business; owns and manages several hotels and restaurants; former partner at two “big four” accounting firms, establishing and leading their Canada/U.S. cross-border tax practices.

James Webb(1)(2) Texas, United States	Director	2017	Chairman and founder of 16 Capital Holdings with a narrowed focus in the fitness and wellness space; prior to August 9, 2017, Manager of Preferred Medical Imaging, LLC (predecessor of Akumin Texas).

Riadh Zine-El-Abidine Ontario, Canada	Director, President and Chief Executive Officer	2014	Director, President and Chief Executive Officer of Akumin; previously, Managing Director of Global Investment Banking at a leading Canadian investment bank.

Rohit Navani Florida, United States	Executive Vice President and Chief Operating Officer	2014	Executive Vice President and Chief Operating Officer of Akumin; previously, a partner and leader in the integration and divestiture advisory practice of an international accounting firm.

Mohammad Saleem Ontario, Canada	Chief Financial Officer and Corporate Secretary	2015	Chief Financial Officer and Corporate Secretary of Akumin; previously, director of M&A at a leading Canadian investment bank in Toronto.

Christopher Fitzgerald South Carolina, United States	Chief Revenue Officer, Akumin Corp.	2018

Joined Akumin in March, 2018; previously Vice President of Practice Solutions (2016-2018) and Vice President of Product Management (2014-2016) with a leading software provider to the health care industry.

Matthew Cameron Arkansas, United States	Senior Vice President and General Counsel	2018	Joined Akumin in March, 2018; previously a lawyer with a leading national Canadian law firm.

Laura Kassa Florida, United States	Senior Vice President, Akumin Corp.	2014	Senior Vice President of Akumin Corp.; previously, Director of Operations with an Akumin predecessor (2013-2014).

Kevin Johnson Florida, United States	Co-President, Advanced Diagnostic Group, LLC	2019	Joined Akumin in June 2019 as a result of the acquisition of ADG.

Leigh Anne Fernandes Florida, United States	Co-President, Advanced Diagnostic Group, LLC	2019	Joined Akumin in June 2019 as a result of the acquisition of ADG.

AKUMIN INC.   |   Annual Information Form   |   2020       31

Adam Fabian Ontario, Canada	Corporate Controller	2017	Joined Akumin in June, 2017; previously Controller with a health care revenue cycle management firm (2015-2017) and in the audit and assurance practice of an international accounting firm (2010-2015)

Darren Speed Texas, United States	Chief Compliance Officer	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Jason Richardson Texas, United States	Vice President, Marketing, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Luckey Texas, United States	Vice President, Business Development, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Meredith Texas, United States	Vice President, Equipment Management, Akumin Corp. and President, Sync-Med, LLC	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Lori Marker Texas, United States	Vice President, Human Resources	2020	Joined Akumin in September 2020. She has more than 20 years of human resources leadership experience across a variety of sectors.

(1)	Member of our Audit Committee, Compensation Committee and Governance Committee.
(2)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Ownership Interest

As of December 31, 2020, our directors and the above-named executive officers, as a group, beneficially owned, Controlled or directed, directly or indirectly: (a) 17,140,803 (or 24.42%) of our issued and outstanding Common Shares; and (b) 17,140,803 (or 24.42%) of the voting power attached to all of the issued and outstanding Common Shares.

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the individual was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that individual was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals): (a) is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or

AKUMIN INC.   |   Annual Information Form   |   2020       32

instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are no material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or any of its subsidiaries.

Audit Committee

Audit Committee

Our Audit Committee consists of three directors, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). Our Audit Committee is comprised of Tom Davies, who acts as chair of this committee, Murray Lee and James Webb. In addition to each member’s general business experience, each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The education and experience of each Audit Committee member that is relevant to the performance of responsibilities as an Audit Committee member is as follows:

Name	Relevant Education and Experience

Thomas (Tom) Davies (Chair)

Mr. Davies is currently the Executive Vice-President of The Remington Group Inc. In his various roles since July 2006, he has been responsible for managing various Real Estate projects and directly oversees the related Financial Reporting. Prior to joining Remington, Mr. Davies held various Senior Management positions including most notably, VP & CFO of Excel Bestview Medical Laboratories, VP & CFO of Canadian Medical Laboratories Limited (“CML”) which gained him public company experience, and President of Lanzarotta Wholesale Grocers Limited. In addition to his role with Akumin, Mr. Davies has served as a member of the board of directors of several private companies. Mr. Davies is a Certified Public Accountant (CPA / CA) and holds a Bachelor of Commerce degree from the University of Toronto.

Murray Lee

Mr. Lee is a CPA having graduated with his Masters of Accounting in 1983. He retired from public accounting in 2014 having spent over 30 years in public accounting with 20 of those years being a partner in two different major international accounting firms where he held various roles and responsibilities, which included a three year role as human resources leader for a tax practice consisting of approximately 100 personnel. As part of his practice, he consulted for several multi-national corporations on various issues including audit and tax.

James Webb

Mr. Webb is an executive in the healthcare industry with over 40 years of experience. He holds a Master’s degree in Health Administration. In the past 25 years he has built and sold four companies in the healthcare industry, including Preferred Medical Imaging, LLC which was acquired by the Company on August 9, 2017. Mr. Webb currently sits as a director on the boards of 4 private companies (in addition to being on the Company’s board).

AKUMIN INC.   |   Annual Information Form   |   2020       33

In the form set forth in the attached Appendix A, our Board has adopted a written charter which outlines the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee will assist our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, centers and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and Corporate Secretary and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and pre-approve all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services as long as such member reports the approval to the Audit Committee at the next ensuring meeting. The Audit Committee need not approve in advance any non-audit services where: (1) the aggregate amount of all non-audit services not pre-approved constitute no more than 5% of the total fees paid to the external auditor during the year, (2) the Company did not recognize the services as non-audit services at the time of the engagement, and (3) the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

External Auditor Service Fees

During Fiscal 2020 and Fiscal 2019, we have been invoiced regarding the following fees to our external auditor, Ernst & Young LLP:

	Fiscal 2020 ($)	Fiscal 2019 ($)(4)

Audit fees	1,400,533	—

Audit related fees(1)	—	—

Tax fees(2)	—	—

All other fees(3)	—	—

Total fees paid	1,400,533	—

(1)	Fees for assurance and related services not included in audit service above.
(2)	Fees related to advising regarding U.S. and Canadian federal, state and provincial tax matters.
(3)	Includes fees relating to advice given in respect of acquisitions and other similar transactions.
(4)

Ernst & Young LLP was first engaged as auditors for the Company with respect to the fourth quarter of Fiscal 2019. As a result, the Company was not invoiced for any fees by Ernst & Young LLP until Fiscal 2020.

AKUMIN INC.   |   Annual Information Form   |   2020       34

Legal Proceedings and Regulatory Actions

We are, from time to time, involved in legal proceedings, regulatory actions and investigations of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated. See further discussion under “Risk Factors” above.

Prior to our acquisition of Akumin Texas, PIC, then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the DOJ premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3,510,000 to the U.S. government and entering into a CIA with the Office of the Inspector General for the U.S. Department of Health and Human Services. PIC’s CIA expires June 29, 2021. Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8,710,000 to the U.S. government and entering into a CIA. Rose Radiology’s CIA expired December 29, 2020 and Rose Radiology is completing its reporting with respect to the final year of that CIA. Finally, on February 1, 2021, the Company agreed to a settlement with the DOJ with respect to an investigation initiated by a relator pursuant to a qui tam complaint and related predominantly to activities of subsidiaries or professional services affiliates of the Company in Delaware and Texas that occurred prior to the Company having acquired control of those entities. The settlement consisted of a payment of $749,600 without any finding of improper conduct or any failure to provide appropriate care and treatment.

Interests of Management and Others in Material Transactions

There are no material interests, direct or indirect, of any of our directors or executive officers, any Shareholder that beneficially owns or Controls or directs (directly or indirectly) more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar is Continental Stock Transfer & Trust Company at its principal offices in New York, NY.

Material Contracts

Other than contracts entered into in the ordinary course of business, the Company has entered into the following material contracts within the most recently completed financial year or before the most recently completed financial year but that are still in effect:

AKUMIN INC.   |   Annual Information Form   |   2020       35

•

Indenture dated as of November 2, 2020 with respect to 7.000% Senior Secured Notes due 2025 between the Company and its subsidiaries, among others, and UMB Bank, National Association, as trustee and collateral agent; and

•

Revolving Credit Agreement dated as of November 2, 2020 between the Company, as borrower, certain subsidiaries of the Company, as guarantors, the Lenders, and BBVA USA, as administrative agent and collateral agent.

See “General Development of the Business – Three Year History” in this Annual Information Form for additional information on each of these material contracts. Copies of each of these material contracts have been filed with the securities regulatory authorities and are available at www.sedar.com and www.sec.gov. Investors are encouraged to read the full text of such material agreements.

Interests of Experts

The Company’s auditors are Ernst & Young LLP, Chartered Professional Accountants, located at Miami, Florida. Ernst & Young LLP is independent with respect to the Company within the context of the CPA Code of Professional Conduct of Chartered Professional Accountants of Ontario and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, are contained in the Company’s management information circular for the annual meeting of Shareholders held on May 14, 2020. Additional financial information is provided in the Company’s audited annual consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2020. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile at www.sedar.com and www.sec.gov.

AKUMIN INC.   |   Annual Information Form   |   2020       36

Appendix A – Audit Committee Charter

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Akumin Inc. (the “Company”).

Section 1	Statement of Purpose. The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	financial reporting and related financial disclosure;

(b)	the implementation of risk management and internal control over financial reporting and disclosure controls and procedures; and

(c)	external and internal audit processes.

Section 2	Committee Membership.

(1)

Composition. The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than 3 (three) Members. Each Member shall meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company’s securities are listed, including National Instrument 52-110 — Audit Committees (“NI 52-110”), subject to any exceptions permitted under NI 52-110. NI 52-110 also requires that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(2)

Appointment. Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance Committee of the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the Governance Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of its powers so long as there is a quorum.

(3)

Chair. The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”), taking into account any recommendation that may be made by the Governance Committee.

(4)

Qualifications. At least 3 (three) Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

(5)	Attendance of Ex Officio Members, Management and other Persons. The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees

AKUMIN INC.   |   Annual Information Form   |   2020       A-1

fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.

(6)	Delegation. Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any sub-set thereof, or other persons, from time to time as it sees fit.

Section 3	Committee Operations.

(1)	Meetings.

(a)

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee provided that the Committee shall meet at least four times per year or more often as required to satisfy its mandate under applicable law, which shall include meetings to approve for recommendation to the Board the quarterly and annual financial statements, management’s discussion and analysis and earnings press release. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(b)

At the request of the external auditors of the Company, the President and Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(2)	Agenda and Reporting.

(a)

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(b)

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each

AKUMIN INC.   |   Annual Information Form   |   2020       A-2

meeting of the Committee shall be circulated to the Directors following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

(3)

Secretary and Minutes. The Committee shall appoint a secretary from among the Members or from management or otherwise engage external legal counsel to perform this function. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other Director that requests that they be sent to him or her) on a timely basis.

(4)

Quorum and Procedure. A quorum for any meeting of the Committee will be a simple majority. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

(5)

Exercise of Power between Meetings. Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

Section 4

Duties and Responsibilities. The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board or under applicable law (including NI 52-110) as well as any other functions that may be necessary or appropriate for the performance of its duties.

(1)	Financial Reporting and Disclosure.

(a)

Review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, press releases related to any of the foregoing and other applicable financial disclosure, prior to the public disclosure of such information.

(b)

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such documents or information.

(c)

Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

AKUMIN INC.   |   Annual Information Form   |   2020       A-3

(d)

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

(2)	Internal Controls and Internal Audit.

(a)

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of: (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time, the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

(b)

Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

(c)	Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

(d)

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures, with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage such risks, including an assessment of the adequacy of insurance coverage maintained by the Company.

(e)	Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

(3)	External Audit.

(a)	Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company.

(b)	Ensure the external auditors report directly to the Committee on a regular basis.

(c)	Review the independence of the external auditors, including the effect of the performance of any non-audit services by the external auditors on the independence of the external auditors.

AKUMIN INC.   |   Annual Information Form   |   2020       A-4

(d)	Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

(e)	Review the audit plan of the external auditors prior to the commencement of any audit.

(f)	Establish and maintain a direct line of communication with the Company’s external auditors.

(g)	Meet in camera with only the auditors, senior executives of the Company, or the Members, where and to the extent that, such parties are present, at any meeting of the Committee.

(h)

Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors.

(i)

Review the results of the external audit and the external auditor’s report thereon, including, discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.

(j)	Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors.

(k)

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during the course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

(l)

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

(m)

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

(n)

Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding

AKUMIN INC.   |   Annual Information Form   |   2020       A-5

five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

(4)	Associated Responsibilities.

(a)	Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and

(iii)	if applicable, any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

(b)	Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

(5)

Non-Audit Services. In accordance with the Company’s Non-Audit Services Pre-Approval Policy, pre-approve, or delegate to one or more of its Members the authority to pre-approve, all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

(6)

Other Duties. Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

Section 5

The Committee Chair. In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

Section 6	Committee Evaluation. The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

Section 7	Access to Information and Authority to Retain Independent Advisors.

(1)

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors of the Company, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal,

AKUMIN INC.   |   Annual Information Form   |   2020       A-6

financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. The Committee shall select such advisors, consultants and experts after taking into consideration factors relevant to their independence from management and other relevant considerations.

(2)

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisers, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law.

(3)

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules.

(4)

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

AKUMIN INC.   |   Annual Information Form   |   2020       A-7

Section 8	Review of Charter. The Committee shall periodically, and at least annually, review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Originally Approved by the Committee:	November 14, 2017
Ratified by the Board of Directors:	November 14, 2017
Amended by the Committee:	November 13, 2018
Ratified by the Board of Directors:	November 13, 2018
Amended by the Committee:	August 13, 2019
Ratified by the Board of Directors:	August 13, 2019
Last Annual Review:	August 13, 2019

AKUMIN INC.   |   Annual Information Form   |   2020       A-8